Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                 August 9, 2012


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                 Re: Guggenheim Defined Portfolios, Series 930
                              File No. 333-182545

Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 930 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on August 14, 2012 or as soon thereafter as possible.

                                       Very truly yours,

                                       Guggenheim Defined Portfolios, Series 930

                                       By: Guggenheim Funds Distributors, LLC


                                       By: /s/ Kevin Robinson
                                           Kevin Robinson
                                           General Counsel and Secretary